Exhibit 99.1

Enzymotec Ltd. Reports First Quarter 2015 Unaudited Financial Results

Earns $0.09 Per Diluted Share and Generates $3.1M in Operating Cash Flow

MIGDAL HA'EMEQ, Israel, May 7, 2015 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients, today reported financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•	The Company continues its recovery as revenues and adjusted EBITDA increased for the third consecutive quarter on a sequential basis.

•	First quarter net revenues (equity method) increased 4.8% compared to the fourth quarter of 2014, but decreased 36.7% to $11.3 million, compared to the first quarter of 2014.

•	First quarter net revenues (proportionate consolidation method) increased 1.1% compared to the fourth quarter of 2014, but decreased 39.5% to $14.4 million, compared to the first quarter of 2014.

•	First quarter gross margin (equity method) increased 352 basis points compared to the fourth quarter of 2014 and increased 40 basis points to 62.0% from 61.6% in the first quarter of 2014.

•	First quarter adjusted EBITDA increased 32.4%, compared to the fourth quarter of 2014, but decreased 58.6% to $2.7 million, compared to the first quarter of 2014*.

•	First quarter net income increased 53.9% compared to the fourth quarter of 2014, but decreased 66.0% to $1.7 million, or $0.08 per diluted share, compared to the first quarter of 2014.

•	First quarter non-GAAP net income increased 46.9%, compared to the fourth quarter of 2014, but decreased 62.3% to $2.1 million, or $0.09 per diluted share, compared to the first quarter of 2014*.

•	The Company reaffirms its previously issued guidance for 2015 and expects second quarter revenue growth to exceed the sequential growth in the first quarter of 2015.

* A reconciliation of Non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

•
Granted new patents by the U.S. Patent and Trademark Office and the Australian Patent Office that cover a wide variety of phospholipid based compositions pertinent to Enzymotec’s krill oil products and advanced phospholipid products.

•	VAYA Pharma U.S. launched its online pharmacy and call center in the beginning of the year. The Company already sees higher refill rate of online sales, compared to other sales channels.

•
Announced positive results from a clinical trial comparing the effectiveness of Vayarol® versus Ethyl Esters of Omega 3, which are active ingredients in a leading brand, for the management of moderate levels of triglycerides.

•	Granted new patent related to InFat® in the U.S. related to InFat’s use in the treatment of gastro-intestinal disorders and promotion of intestinal health

•
Established a human milk research center in collaboration with leading research institutes and key opinion leaders to further explore the benefits of human milk and identify new components and their clinical value.

“We are pleased to report another quarter of sequential top line and bottom line growth. We continue to witness a stabilization of the infant formula market.  As the Chinese infant formula market further shifts to an e-commerce platform, we see growth opportunities in Asia and beyond as brands search for innovation in order to differentiate their products and effectively compete in a crowded space.  We believe that our technology generates an essential ingredient that adds significant value to any brand,” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.  “We have also maintained our strong presence in the krill oil segment despite continued overcapacity in the market.  Overall, we believe that we are well positioned in this market with a superior krill oil product and better cost structure as compared to our peers.”

“We believe VAYA Pharma represents a tremendous opportunity.  The substantial revenue growth we achieved in VAYA, both on a sequential and year-over-year basis validates our allocation of resources.  Our current product portfolio targets large markets that can be safely addressed with the dietary management of health conditions and we are dedicated to advancing our clinical trials to continue to strengthen our position in this burgeoning space.  We are working toward advancing our product offering and driving future growth as we continue to evaluate strategic opportunities for the business and execute on our business plan throughout the year,” stated Dr. Katz.

“Enzymotec remains in a financially strong position to support its growth initiatives.  Even with the investments we committed to the business this year, our cash flow continues to improve and we remain profitable.  We had a strong first quarter, generating $3.1M in operating cash flow and our cash balance stands at $3.03 per share. We are committed to returning the Company to a growth profile that will leverage our leading lipid technology and drive shareholder value,” concluded Dr. Katz.

First Quarter 2015 Results

For the first quarter of 2015, based on the proportionate consolidation method, net revenues decreased 39.5% to $14.4 million from $23.7 million for the first quarter of 2014. For the first quarter of 2015, based on the equity method of accounting, net revenues decreased 36.7% to $11.3 million from $17.9 million for the first quarter of 2014. The decrease was primarily due to a decrease of $5.6 million in InFat sales (proportionate consolidation method) and $4.9 million in krill sales, partially offset by increased sales of VAYA products of $0.8 million and increased sales of PS products of $0.3 million.

Gross margin (equity method) for the first quarter of 2015 increased 40 basis points to 62.0% from 61.6% for the first quarter of 2014 primarily due to an increase in the volume of sales of VAYA products which carry a higher gross margin than some other products.

Selling and marketing expenses for the first quarter of 2015 increased to $2.4 million from $2.3 million in the first quarter of 2014, and from $1.8 million in the fourth quarter of 2014, primarily as a result of expanding VAYA Pharma's operations and infrastructure partially offset by higher license amortization expenses in the first quarter of 2014 related to the settlement and license agreement signed with Neptune.

General and administrative expenses for the first quarter of 2015 decreased to $1.5 million from $2.2 million in the first quarter of 2014, primarily due to a decrease in patent-related legal expenses and expenses incurred in the first quarter of 2014 related to the secondary public offering in February 2014.

Adjusted EBITDA for the first quarter of 2015 decreased 58.6% to $2.7 million from $6.5 million for the first quarter of 2014, but increased 32.4%, compared to the fourth quarter of 2014. A reconciliation of adjusted EBITDA to net income is set forth below.

Net income for the first quarter of 2015 decreased to $1.7 million, or $0.08 per diluted share from $5.1 million, or $0.22 per diluted share for the first quarter last year.

Non-GAAP net income decreased to $2.1 million, or $0.09 per diluted share, from $5.6 million, or $0.24 per diluted share for the first quarter of 2014.

Below is segment information for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$12,246	$2,107	$14,353	$(3,054)	$11,299
Cost of revenues(2)	6,798	414	7,212	(2,945)	4,267
Gross profit(2)	5,448	1,693	7,141	(109)	7,032
Operating expenses(2)	2,928	2,065	4,993	—	4,993
Depreciation and amortization	487	48	535
Adjusted EBITDA(4)	$3,007	$(324)	$2,683

	Three Months Ended March 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$22,417	$1,305	$23,722	$(5,871)	$17,851
Cost of revenues(2)	12,193	367	12,560	(5,703)	6,857
Gross profit(2)	10,224	938	11,162	(168)	10,994
Operating expenses(3)	3,663	1,769	5,432	—	5,432
Depreciation and amortization	684	59	743
Adjusted EBITDA(4)	$7,245	$(772)	$6,473
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, using the equity method of accounting, meaning that the Company recognizes its share in the net results of Advanced Lipids as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended March 31, 2015 and 2014, sales of the Company through this joint collaboration amounted to $2.9 million and $5.6 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyse the relevant segment's results of operations, the Company accounts for the results of operations of Advanced Lipids using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of Advanced Lipids and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of March 31, 2015, we had $70.0 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities, $29.8 million in other working capital items and no debt.

Guidance for 2015

For the full fiscal year 2015, the Company reaffirms the following guidance ranges:

•	Net revenues, based on the equity method of accounting, of between $52 million and $60 million
•	Net revenues, based on the proportionate consolidation method, of between $65 million and $75 million
•	Non-GAAP net income of between $5 million and $8 million
•	Non-GAAP diluted earnings per share (EPS) of between $0.21 and $0.34

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS, based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. EDT to discuss the financial results for the first quarter of 2015. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 34316444 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/ac78fbrw and will be archived online within one hour of its completion through May 14, 2015.

Forward Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the following risks: A high proportion of the sales of the InFat product is sold to end users in China and to a single company; The demand for products based on Omega-3 and in particular, premium products, such as krill oil, has declined and may continue to decline following a significant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure; Our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; We rely on our Swedish joint venture partner to manufacture InFat and certain matters related to the joint venture are the subject of disagreement in arbitration proceeding; We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; We are dependent on a single facility that houses the majority of our operations; We may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; Potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected; We anticipate that the markets in which we participate will become more competitive and we may be unable to compete effectively; We may not be able to successfully expand our production or processing capabilities; Our ability to obtain krill may be affected by conservation regulation or initiatives; Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on March 2, 2015. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended March 31,
	2015	2014
	U.S. dollars (in thousands)
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$2,683	$6,473
Accounting for joint venture	(109)	(168)
Depreciation and amortization	(535)	(743)
Secondary offering related expenses		(393)
Share-based compensation expense	(388)	(137)
Operating income	1,651	5,032
Financial income, net	(99)	(24)
Income before taxes on income	1,750	5,056
Taxes on income	(94)	(83)
Share in profits of equity investee	83	137
Net income	$1,739	$5,110

	Three Months Ended March 31,
	2015	2014
	U.S. dollars (in thousands)
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$2,127	$5,640
Secondary offering related expenses		(393)
Share-based compensation expenses	(388)	(137)
Net income	$1,739	$5,110

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2015	2014
	U.S. dollars in thousands (except per share data)
NET REVENUES	$11,299	$17,851
COST OF REVENUES *	4,297	6,860
GROSS PROFIT	7,002	10,991
OPERATING EXPENSES:
Research and development – net *	1,414	1,551
Selling and marketing *	2,423	2,251
General and administrative *	1,514	2,157
Total operating expenses	5,351	5,959
OPERATING INCOME	1,651	5,032
FINANCIAL INCOME – net	99	24
INCOME BEFORE TAXES ON INCOME	1,750	5,056
TAXES ON INCOME	(94)	(83)
SHARE IN PROFITS OF EQUITY INVESTEE	83	137
NET INCOME	$1,739	$5,110
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments	$(128)	$(7)
Unrealized loss on marketable securities	118
Cash flow hedge	634	7
TOTAL COMPREHENSIVE INCOME	$2,363	$5,110
EARNINGS PER SHARE:
Basic	$0.08	$0.24
Diluted	$0.08	$0.22
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
USED IN COMPUTATION OF EARNINGS PER SHARE:
Basic	22,379,987	21,497,930
Diluted	23,056,663	23,305,560

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$30	$3
Research and development - net	56	4
Selling and marketing	97	7
General and administrative	205	123
	$388	$137

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED AUDITED BALANCE SHEETS

	March 31	December 31
	2015	2014
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$12,596	$10,315
Short-term bank deposits and marketable securities	23,739	21,913
Accounts receivable:
Trade	13,641	13,433
Other	4,177	3,110
Inventories	21,964	21,572
Total current assets	76,117	70,343

NON-CURRENT ASSETS:
Investment in equity investee	1,107	1,152
Marketable securities	33,636	35,287
Intangibles, long-term deposits and other	1,173	1,200
Funds in respect of retirement benefits obligation	1,000	994
Total non-current assets	36,916	38,633

PROPERTY, PLANT AND EQUIPMENT:
Cost	38,698	38,237
L e s s - accumulated depreciation and amortization	9,464	8,963
	29,234	29,274
Total assets	$142,267	$138,250

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$5,686	$5,259
Other	4,342	3,569
Total current liabilities	10,028	8,828

LONG-TERM LIABILITY -
Retirement benefits obligation	1,159	1,150
Total liabilities	11,187	9,978

SHAREHOLDERS' EQUITY:
Ordinary shares	58	57
Additional paid-in capital	122,519	122,075
Accumulated other comprehensive income (loss)	560	(64)
Retained earnings	7,943	6,204
Total shareholders' equity	131,080	128,272
Total liabilities and shareholders' equity	$142,267	$138,250

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,739	$5,110
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	535	743
Change in inventories	(392)	(644)
Change in accounts receivable and other	(525)	(1,403)
Change in accounts payable and other	1,543	882
Share in profits of equity investee	(83)	(137)
Share-based compensation expense	388	137
Loss from sale of property, plant and equipment	3
Change in other non-current assets	(91)	49
Change in retirement benefits obligation	31	61
Net cash provided by operating activities	3,148	4,798

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(818)	(896)
Investment in bank deposits and marketable securities	(2,023)
Long-term deposits	1	(13)
Proceeds from sale of property, plant and equipment	5
Proceeds from sale of marketable securities	1,939
Investment in equity investee		(92)
Change in funds in respect of retirement benefits obligation	(28)	(28)
Net cash used in investing activities	(924)	(1,029)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan		(4,200)
Exercise of option by employees	57	360
Net cash provided by (used in) financing activities	57	(3,840)

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,281	(71)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	10,315	74,430

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$12,596	$74,359

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (US)
KCSA Strategic Communications
Tram Bui / Jeffrey Goldberger
212.896.1290 / 212.896.1249
ENZY@kcsa.com